Exhibit 99.1

ElectraMeccanica Appoints EV Industry Trailblazer Kevin Pavlov as Chief Operating Officer

VANCOUVER, British Columbia, April 13, 2021 (GLOBE NEWSWIRE) -- ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) ("ElectraMeccanica" or the "Company"), a designer and manufacturer of electric vehicles, has appointed Kevin Pavlov as its new Chief Operating Officer (“COO”) effective May 1, 2021. Pavlov will be responsible for overseeing operational growth as ElectraMeccanica ramps up commercial production with a focus on enhancing profitability and efficiency.

Pavlov brings over two decades of automotive experience to ElectraMeccanica with an accomplished background and domain-specific expertise working with Original Equipment Manufacturers and globally recognized Tier 1 suppliers. Prior to joining ElectraMeccanica, Pavlov most recently served as the COO of Karma Automotive. Pavlov has held various other senior leadership roles in his career, most notably at Magna International where he was, at different points in time, the COO of its E-Car Joint Venture, Global President and General Manager of Magna Electronics, and Executive Vice President of Magna’s Services, Ventures, and Innovation Group.

Pavlov assumes the role which had been previously held by ElectraMeccanica’s Co-Founder and Board Member, Henry Reisner, who will now become Executive Vice-President of ElectraMeccanica and President of its wholly-owned subsidiary, InterMeccanica. Reisner will continue to work actively with Pavlov to ensure a smooth transition in the coming months.

“Kevin’s drive and skills will be critical in ramping up our SOLO mass production and establishing our assembly facility in the US,” said Henry Reisner. “I look forward to working with Kevin and the team to propel ElectraMeccanica to the next level, while giving me time to focus on the e-Roadster vehicle line.”

In their new roles, both Pavlov and Reisner will report directly to Paul Rivera, who, as part of these changes, assumes the additional title of President along with remaining Chief Executive Officer of the Company.

“On behalf of ElectraMeccanica’s Executive Team and Board of Directors, I would like to officially welcome Kevin to our organization,” said ElectraMeccanica President and CEO Paul Rivera. “Kevin’s substantial experience in electric vehicle development, production and delivery will bring a diverse and welcomed skillset to our organization. Kevin is a known entity within the industry and has worked alongside me in previous roles. For the past six months, he has served as an executive consultant to ElectraMeccanica and has already integrated into our organization. I am confident and excited in his ability to hit the ground running.”

Kevin Pavlov stated, “I take great pride in joining Paul and the ElectraMeccanica organization by working alongside great people by converting individual energies into synergies. In the near term, my focus remains on rapidly scaling production of the flagship SOLO EV. In addition to ensuring near-term execution, I look forward to working with our President and CEO to build out our Mesa, AZ assembly facility and map out the next evolution of the vehicle line development.”

Rivera added: “On a final note, on behalf of the entire Board, I would also like to extend my thanks and gratitude to Henry Reisner, who has built a solid foundation for ElectraMeccanica. His automotive expertise and involvement with the Company since its inception will continue to play a substantial part in our go-forward strategy.”

About ElectraMeccanica Vehicles Corp.

ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) is a Canadian designer and manufacturer of environmentally efficient electric vehicles (EVs). The company’s flagship vehicle is the innovative,

purpose-built, single-seat EV called the SOLO. This three-wheeled vehicle will revolutionize the urban driving experience, including commuting, delivery and shared mobility. The SOLO provides a driving experience that is unique, trendy, fun, affordable and environmentally friendly. InterMeccanica, a subsidiary of ElectraMeccanica, has successfully been building high-end specialty cars for 62 years. For more information, please visit www.electrameccanica.com.

Safe Harbor Statement

Except for the statements of historical fact contained herein, the information presented in this news release and oral statements made from time to time by representatives of the Company are or may constitute “forward-looking statements” as such term is used in applicable United States and Canadian laws and including, without limitation, within the meaning of the Private Securities Litigation Reform Act of 1995, for which the Company claims the protection of the safe harbor for forward-looking statements. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any other statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and should be viewed as forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, the availability of capital to fund programs and the resulting dilution caused by the raising of capital through the sale of shares, accidents, labor disputes and other risks of the automotive industry including, without limitation, those associated with the environment, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities or claims limitations on insurance coverage. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Many of these factors are beyond the Company’s ability to control or predict. Important factors that may cause actual results to differ materially and that could impact the Company and the statements contained in this news release can be found in the Company’s filings with the Securities and Exchange Commission. The Company assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities.

Investor Relations Contact
Gateway Investor Relations
Matt Glover and Tom Colton
(949) 574-3860
SOLO@gatewayir.com

Public Relations Contact
Michelle Ravelo
R&CPMK for ElectraMeccanica
(714) 403-9534
michelle.ravelo@rogersandcowanpmk.com

Source: ElectraMeccanica Vehicles Corp.

Released April 13, 2021